[redacted]

11020248

SECUI 11020248 SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park City Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 914
(No. and Street)

Jenkintown (City) PA. (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Segal 215-517-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Segal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park City Capital, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LISA ANNE BURNS, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires April 5, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND OTHER MATTERS

PARK CITY CAPITAL, INC.

DECEMBER 31, 2010

PARK CITY CAPITAL, INC.

DECEMBER 31, 2010

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
Park City Capital, Inc.

We have audited the statement of financial condition of Park City Capital, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park City Capital, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 7-10 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 22, 2011

PARK CITY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Assets	
Cash and Cash Equivalents	$ 16,202
Accounts Receivable	19,278
Prepaid Expenses	4,919
Deferred Tax Asset	14,894
Total Assets	$ 55,293

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued Expenses	$ 7,000
Total Liabilities	7,000
Stockholder's Equity	
Common Stock, $.01 Par Value; 100,000 shares authorized 30,100 shares issued	400
Additional Paid In Capital	94,068
Retained Deficit	(46,175)
Total Stockholder's Equity	48,293
Total Liabilities And Stockholder's Equity	$ 55,293

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF INCOME AND EXPENSE
YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commission Income	$ 2,809
Interest Income	45
Total Revenues	2,854
EXPENSES	
Operating Expenses	
Regulatory Fees	4,869
Other Expenses	13,179
Total Expenses	18,048
Net Loss Before Income Tax Benefit	$ (15,194)
Deferred Income Tax Benefit	3,570
NET LOSS	$ (11,624)

The accompanying notes are an integral part
of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2010

SCHEDULE OF RETAINED DEFICIT

Beginning Retained Deficit	$ (34,551)
Net Loss	(11,624)
Retained Deficit	(46,175)

SCHEDULE OF ADDITIONAL PAID IN CAPITAL

Beginning Additional Paid in Capital	$ 78,568
Additional Capital Contributed	15,500
Additional Paid In Capital	94,068

SCHEDULE OF COMMON STOCK

Common Stock	
30,100 shares at $.01 Par Value	$ 400
Common Stock	400
Total Stockholder's Equity	$ 48,293

The accompanying notes are an integral part of these financial statements

PARK CITY CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net Loss	$	(15,194)
Adjustments to reconcile net loss to net cash used by operating activities:		
Deferred taxes		3,570
(Increase) decrease in operating assets and liabilities:		
Advance to Employee		(278)
Prepaid Expenses		(294)
Deferred tax asset		(3,570)
Accrued Expenses		(200)
Net cash used by operating activities		(15,966)
Cash flows from financing activities:		
Increase in paid in capital		15,500
Net cash provided by financing activities		15,500
Net change in Cash and cash equivalents		(466)
Cash and cash equivalents at beginning of year		16,668
Cash and cash equivalents at end of year	$	16,202

The accompanying notes are an integral part of these financial statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of Delaware on February 8, 1985 for the purpose of acting as a securities broker-dealer. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Its' primary business is the sale of redeemable shares of registered investment companies and insurance annuity contracts to public customers.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" (**"ASC 740-10"**). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax

positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2010, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2007 to 2010 remain open for audit.

NOTE 2 - INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

At December 31, 2010, the Company had net operating loss carryovers for federal income tax purposes of approximately $63,597.

The provision for deferred federal and state income benefit for the year ended December 31, 2010 consisted of the following:

Federal	$ 2,050
State	1,520
	$ 3,570

Net deferred tax assets consist of the following components as of December 31, 2010:

Deferred tax assets:	
Loss carry forward	$ 14,894

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions, of $5,000. At December 31, 2010 the Company had Net Capital of $9,202, which was $4,202, in excess of the minimum Net Capital Requirement.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

SUPPLEMENTARY INFORMATION

PARK CITY CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Total member equity from Statement of financial condition	$ 48,293
Deduct non-allowable assets:	
Receivables	19,278
Prepaid expenses	4,919
Deferred income taxes	14,894
	39,091
Net capital	$ 9,202
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Excess net capital at 1500%	4,202
Excess net capital at 1000%	8,502
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 7,000
Ratio of aggregate indebtedness to net capital	76 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

PARK CITY CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

Total member equity according To Form X-17A-5	$ 44,723
Audit Adjustments	3,570
Total members' equity according to the audit	$ 48,293

Reconciliation with Company's net capital computation (included in Part II of Form X-17A-5 as of December 31, 2010:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 9,203
Audit Adjustments	
Increase in net income	3,570
Increase in other non-allowable assets	(3,570)
Rounding difference	(1)
Net audit adjustments	0
Net capital according to the audit	$ 9,202

PARK CITY CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION YEAR ENDED DECEMBER 31, 2010

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and / or variable contracts.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting Control Required by SEC Rule 17a-5

To The Board of Directors
Park City Capital, Inc.

In planning and performing our audit of the financial statements of Park City Capital, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such

objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 22, 2011

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors
Park City Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Park City Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Park City Capital, Inc.'s compliance with the applicable instructions of the Assessment Report (Form SIPC-7). Park City Capital, Inc.'s management is responsible for Park City Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 22, 2011

PARK CITY CAPITAL, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2010		$ 150.00
Payment schedule:		
SIPC-7	7/31/2010	150.00
Balance due		$ 0.00

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102